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                     November 20, 2023

       Michael Santomassimo
       Chief Financial Officer
       Wells Fargo & Company
       420 Montgomery Street
       San Francisco, California 94104

                                                        Re: Wells Fargo &
Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-02979

       Dear Michael Santomassimo:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance